PRICING SUPPLEMENT DATED MARCH 4, 2004
--------------------------------------
(To Prospectus Supplement and Prospectus dated February 25, 2005)
Pricing Supplement Number: 2429


                            Merrill Lynch & Co., Inc.
                           Medium-Term Notes, Series C
             Inflation-Linked Notes Linked to the Performance of the
                     Consumer Price Index due March 12, 2007
                                  (the "Notes")

                                  ------------

         The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series C" as more fully described in the accompanying prospectus (which term includes the accompanying prospectus supplement). Information included in this pricing supplement supercedes information in the prospectus to the extent it is different from the information included in the prospectus.

         References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

         Investing in the Notes involves risks that are described in the "Risk Factors" section of this pricing supplement and the accompanying prospectus supplement.



Aggregate Principal Amount...................     $200,000,000.

Stated Maturity Date.........................     March 12, 2007.

Issue Price..................................     $1,000 per Note.

Original Issue Date..........................     March 11, 2005.

Interest Calculation Type....................     Floating Rate Note.

Day Count Convention.........................     Interest will be calculated by multiplying the principal amount of the Notes by an interest factor.  The interest factor for each day will be computed by dividing the interest rate applicable to each day by the actual number of days in the year.

Floating Interest Rate Basis.................     [(CPI(t) - CPI(t-12))/CPI(t-12)] + 0.80%

                                                  but will not be less than 0.00%.

                                                  where:

                                                  CPI(t) equals the value of the Consumer Price Index (as defined below) for the third calendar month prior to but not including the month in which the applicable Interest Reset Date occurs, and
                                                  CPI(t-12) equals the value of the Consumer Price Index for the fifteenth calendar month prior to but not including the month in which the applicable Interest Reset Date occurs.

Spread Multiplier............................     Not Applicable.





Initial Interest Rate........................     4.056% per annum.

Maximum Interest Rate........................     None.

Minimum Interest Rate........................     For any interest period, 0.00% per annum.

Interest Payment Dates.......................     Monthly, on the 12th day of each month, commencing April 12, 2005, and on the maturity date.  If any Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no interest will accrue as a result of the delayed payment.

Interest Reset Dates.........................     Monthly, on the 12th day of each month commencing April 12,
                                                  2005. If any Interest Reset Date is not a Business Day, the
                                                  applicable Interest Reset Date will be postponed to the next succeeding Business Day.

CUSIP Number.................................     59018YVB4.

Form of Notes................................     Book-entry.

Denominations................................     We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee......................................     JPMorgan Chase Bank, N.A.

Calculation Agent............................     Merrill Lynch Capital Services, Inc.

                                                  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

                                                  All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to
                                                  9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent, with one-half cent being rounded upwards.

Proceeds to ML&Co............................     99.8% of the Aggregate Principal Amount.

Underwriter..................................     Merrill Lynch, Pierce, Fenner & Smith Incorporated

Underwriting Discount........................     0.20% of the Aggregate Principal Amount.



                                  RISK FACTORS

         Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying prospectus supplement, before deciding whether an investment in the Notes is suitable for you.


Structure risks of Notes indexed to the Consumer Price Index

         The interest payable on the Notes is indexed to the performance of the Consumer Price Index over twelve month periods. As a result, the possibility exists that you could receive little or no interest on a given Interest Payment Date. The Consumer Price Index is likely to increase only slightly or decrease during periods of deflation or little or no inflation. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such events and their results. In recent years, values of certain indices such as the Consumer Price Index have been volatile and such volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Your yield may be lower than the yield on other debt securities of comparable maturity

         The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.


                              CONSUMER PRICE INDEX

         The amount of interest payable on the Notes will be linked to changes in the Consumer Price Index. The "Consumer Price Index" for purposes of the Notes is the nonseasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Consumer Price Index is expressed in relative terms in relation to the 1982-1984 time base reference period for which the level of Consumer Price Index was set at 100. The Consumer Price Index for any given month is published during the following month.

         The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in consumer expenditure patterns.

         The value of the Consumer Price Index for any given month will be the value reported on Bloomberg page CPURNSA or any successor service or successor page thereto. If the relevant values for the Consumer Price Index are not available on Bloomberg page CPURNSA or on a successor page or successor service on or before any Interest Reset Date, such value will be determined in the sole discretion of the Calculation Agent.

         The following table sets forth the value of the Consumer Price Index from January 2000 to February 2005, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the Consumer Price Index is not necessarily indicative of future values.


--------------------------------------------------------------------------------------------------------
                         2000          2001          2002          2003          2004          2005
                         ----          ----          ----          ----          ----          ----
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
January                 168.8         175.1         177.1         181.7         185.2         190.7
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
February                169.8         175.8         177.8         183.1         186.2
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
March                   171.2         176.2         178.8         184.2         187.4
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
April                   171.3         176.9         179.8         183.8         188.0
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
May                     171.5         177.7         179.8         183.5         189.1
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
June                    172.4         178.0         179.9         183.7         189.7
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
July                    172.8         177.5         180.1         183.9         189.4
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
August                  172.8         177.5         180.7         184.6         189.5
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
September               173.7         178.3         181.0         185.2         189.9
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
October                 174.0         177.7         181.3         185.0         190.9
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
November                174.1         177.4         181.3         184.5         191.0
-------------------- ------------- ------------- ------------- ------------- ------------- -------------
December                174.0         176.7         180.9         184.3         190.3
-------------------- ------------- ------------- ------------- ------------- ------------- -------------


         To illustrate the Floating Interest Rate Basis applicable to the Notes, assuming March 11, 2005 were an Interest Reset Date, based on the historical information presented in the table above, the per annum interest rate applicable to the Notes until the next Interest Reset Date would have been 4.056%, calculated as follows:

                              190.3 minus 184.3 = 6

                              6 divided by 184.3 = 3.256%

                              3.256% plus 0.80% = 4.056%

         In accordance with the formula used in determining the Floating Interest Rate Basis, the December 2004 and December 2003 values of the Consumer Price Index were used in the calculating the above example.

                      UNITED STATES FEDERAL INCOME TAXATION

         The following discussion supplements and, to the extent that it is inconsistent with, replaces the discussion contained in the accompanying prospectus supplement in the section entitled "United States Federal Income Taxation".

U.S. Holders

         Payments of Interest. For the reasons discussed below, payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

         The following summary is based upon final Treasury regulations (the "OID Regulations") released by the Internal Revenue Service ("IRS") under the original issue discount provisions of the Code. Under the OID Regulations, debt instruments having terms similar to the Notes (hereinafter "Variable Notes") are subject to special rules whereby a Variable Note will qualify as a "variable rate debt instrument" if:

     o its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified de minimis amount and
     o it provides for stated interest, paid or compounded at least annually, at current values of:
         o one or more qualified floating rates,
         o a single fixed rate and one or more qualified floating rates,
         o a single objective rate, or
         o a single fixed rate and a single objective rate that is a qualified inverse floating rate.

         An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). Based upon the foregoing, the Notes should qualify as variable rate debt instruments which provide for stated interest at a single objective rate.

         If a Variable Note that provides for stated interest at a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations, and if the interest on a Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. In general, payments of qualified stated interest are includible in a U.S. Holder's income as interest at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). Thus, a Variable Note that provides for stated interest at a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations, such as the Notes, will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a "true" discount (i.e., at a price below the Variable Note's stated principal amount) in excess of a specified de minimis amount. Since the Notes will be originally issued at a price equal to $1,000 per Note, the Notes will be treated as providing only for qualified stated interest and not as having been issued with original issue discount. The specific amount of qualified stated interest that accrues during an accrual period on a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to

         (1) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date, of the qualified floating rate or qualified inverse floating rate, or

         (2) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Note.

The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

         Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section entitled "United States Federal Income Taxation" in the accompanying prospectus supplement.